SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated March 20, 2006 of Holding(s) in Company announcement

                               SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Scottish Power plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Capital Research and Management Company

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Ltd         3,062,135
Chase Nominees Ltd               62,241,800
State Street Bank and Trust Co.      22,000

Total 65,325,935

5) Number of shares/amount of stock acquired

Not applicable

6) Percentage of issued class

Not applicable

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary 50p shares

10) Date of transaction

March 16, 2006

11) Date company informed

March 17, 2006

12) Total holding following this notification

65,325,935

13) Total percentage holding of issued class following this notification

3.495%

14) Any additional information

Previous percentage holding 4.93%

15) Name of contact and telephone number for queries

Donald McPherson

01698 396413

16) Name and signature of authorised company official responsible for making this notification

Donald McPherson, Deputy Company Secretary

March 20, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: March 20, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary